Filed by USX Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     And deemed filed pursuant to Rule 14a-12
                                       Of the Securities Exchange Act of 1934
                                            Subject Company:  USX Corporation
                                                   Commission File No. 1-5153

Marathon looks to grow business in Norway

HOUSTON, August 29, 2001 -- Marathon Petroleum Norge A/S, a subsidiary of Marathon Oil Company, has strengthened its position in Norway through agreements with Statoil, Norsk Hydro and TotalFinaElf, to acquire varied interests in five licenses in the Norwegian Sector of the North Sea. The portfolio additions include several undeveloped discoveries close to Marathon's existing infrastructure positions in the Heimdal and Brae areas of the North Sea. The transactions are subject to necessary approvals from the Norwegian authorities.

"As part of our international growth strategy, we intend to be a more active player in the North Sea," said Marathon president, Clarence Cazalot. "These deals provide exploration and appraisal opportunities close to our Brae-Heimdal infrastructure where we will be able to develop reserves in a cost effective and timely manner. Norway has the potential to become a future core area for Marathon as Norwegian reserves are developed to meet growing European gas demand."

Three licenses in the Heimdal area of the North Sea were acquired from Statoil. These comprise an 18.6% interest in License 088, which contains the Peik gas condensate discovery; a 20% interest in License 102, which contains the Skirne and Byggve gas discoveries, and the East Heimdal oil discovery; and a 10 % interest in License 150, which also contains an oil discovery.

Marathon has a 23.8% interest in the nearby Heimdal infrastructure, which is being developed as a gas processing hub. The company also has a 46.9% interest in the Vale gas condensate field, which is currently under development and will be tied back to Heimdal with first production expected in mid-2002.

Two Licenses were acquired close to the Marathon-operated Brae fields complex. These comprise a 28.2 % interest in License 025 by acquiring an 18.2% interest from TotalFinaElf and 10% from Norsk Hydro; and a 10%
interest in adjacent License 187 acquired from Norsk Hydro. License 025 contains the Gudrun oil and gas condensate discovery, and is located approximately 12 miles east of Brae.

Marathon Petroleum Norge A/S is a wholly-owned subsidiary of Marathon Oil Company, which is part of the USX-Marathon Group (NYSE: MRO) and a unit of USX Corporation. Marathon is a large fully integrated oil and gas firm engaged in the worldwide exploration and production of crude oil and natural gas. Through Marathon Ashland Petroleum LLC, the Company also refines, markets and transports petroleum products in the United States.

This news release contains forward-looking statements concerning the potential for future investment. The successful completion of any related transactions depends upon the receipt of Norwegian government approvals. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000, in Form 10-Q for the quarter ended June 30, 2001, and in subsequent Form 8-K's, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ from those set forth in forward-looking statements.